
May 5, 2022

Brian Foote
Chief Executive Officer
Humbl, Inc.
600 B Street, Suite 300
San Diego, California 92101

  Re: HUMBL, Inc.
   Amendment No. 4 to Registration Statement on Form S-1
   Filed April 27, 2022
   File No. 333-261403

Dear Mr. Foote:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-1 filed April 27, 2022

Cover Page

1. Please state that Brian Foote will own a controlling interest in you after this offering, and identify the percentage ownership that he will have. Please also amend your disclosure to describe that through Mr. Foote's controlling interest of your company, he will have the ability to control the outcome of matters submitted to stockholders for approval, including the election of directors, amendments to your organizational documents and major corporate transactions. Last, please include corresponding disclosure in your prospectus summary to highlight Mr. Foote's controlling interest in you after this offering.

2. Please disclose that, in addition to your common stock, your capital structure also includes Series A Preferred and Series B Preferred stock. Please highlight the number of votes per

share associated with each class of stock and also explain the relevant conversion rights, including the resulting impact on common shareholders such as dilution. Last, please make corresponding changes in your prospectus summary and risk factors.

Risk Factors, page 13

3.   We note your disclosure on page 52 that the "federal district court in the State of Delaware will be the exclusive forum for resolving any complaint asserting a course of action under the Securities Act." Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In that regard, please include a risk factor to acknowledge that there is uncertainty as to whether a court would enforce such provision.

"Investors will experience dilution of their ownership interests . . . ", page 21

4.   We note your disclosure that you "may issue additional authorized but previously unissued equity securities, such as [you] expect to do through this offering, resulting in the dilution of the ownership interests of [y]our present stockholders." Here or as a new risk factor, please disclose that future issuances of shares of your Series B preferred stock may be dilutive to the holders of shares of your common stock, particularly with respect to their voting power. In this regard, we note that your disclosure on page 50 indicates that, while all of your authorized Series A preferred stock are already issued, certain of your Series B preferred stock remains authorized but unissued.

Use of Proceeds, page 25

5.   Here and elsewhere where you discuss the total potential amount of proceeds you may receive in the future if your selling stockholders choose to exercise certain warrants, revise to provide the range of exercise prices at which your warrants are exercisable, with a view to giving investors the price at which your common stock would need to be quoted before these proceeds are likely to be received.

Notes to Consolidated Financial Statements
Note 17. Subsequent Events, page F-35

6.   We reviewed your response to comment 2. Please tell us the nature of business activities and number of employees that remained at BizSecure immediately following the acquisition. In addition, tell us whether the nature of the revenue producing activity previously associated with the acquired assets will remain generally the same after the acquisition. Describe the before and after nature in sufficient detail for our understanding. Finally, tell us BizSecure's book value of the assets acquired and fiscal 2021 revenues generated by BizSecure from these assets.

General

7. Please file the filing fee table as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

8. Please make consistent changes throughout your prospectus to reflect that you are quoted on the OTCQB, rather than the OTC Pink Market, such as on pages 10 and 23.

9. In an appropriate place in your prospectus, briefly describe the terms of the initial transaction(s) that resulted in the issuance of the common stock, or the issuance of the security that is exercisable or convertible into common stock, that is being registered for resale, including the dates, the names of the purchasers, and the number of shares purchased in each transaction. In this regard, it is not clear to us why the amount being registered for resale exceeds the beneficial amount held by the selling stockholder reflected in the Selling Stockholder table, such as those shares to be sold by Brighton Capital Partners LLC. If some or all of these transactions are described under "Recent Financings and Material Agreements," please revise to state as much.

You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ernest Stern